Exhibit 99.1

Aphria Awarded Provisional Approval in Germany for Cannabis Cultivation License

LEAMINGTON, ON, April 5, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its German subsidiary Aphria Deutschland GmbH ("Aphria Germany") has been selected by the German Federal Institute for Drugs and Medical Devices ("BfArM") to receive a license for the domestic cultivation of medical cannabis. The provisional decision announced by BfArM is subject to a mandatory 10-day standstill period for public contracts (the "Standstill"), which permits unsuccessful bidders to challenge the decision before the final contract is signed. BfArM's decision would grant Aphria 5 of the 13 available lots, each with a minimum annual capacity of 200 kg.

"Aphria is proud to have been selected as a successful applicant in the German tender process, a testament to our high production quality standards," said Hendrik Knopp, Managing Director of Aphria Germany. "The decision from BfArM is a validation of our strategic approach to supporting the German medical cannabis market, including with high-quality, domestic production to secure vital supply for patients. We are very pleased with our continued business momentum in Germany."

Since Germany's Cannabis as Medicines Act was enacted in March 2017, the country's growing medical cannabis needs, currently estimated at up to 40,000 patients, has been exclusively supplied by imports. Pending the successful completion of the Standstill, Aphria looks forward to supplying German patients with domestically-grown, high-quality medical cannabis.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 08:08e 05-APR-19